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EXHIBIT 11.1    STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE



                         VIRUS RESEARCH INSTITUTE, INC.
        COMPUTATION OF NET LOSS AND PRO FORMA NET LOSS PER COMMON SHARE





                                               YEAR ENDED DECEMBER 31,
                                         1997           1996          1995
                                       -----------------------------------------


Net loss                               ($6,564,354)  ($1,581,936)  ($6,297,028)

Shares used in computing net
  loss per common share:
  Weighted average common stock
      outstanding during the period      8,897,784     2,120,604       688,720
  Conversion of redeemable
      convertible preferred stock (1)            0     5,519,122     5,415,951
  Common stock equivalents (2)                 N/A           N/A           N/A

Weighted average common shares           ---------     ---------   -----------
  outstanding                            8,897,784     7,639,726     6,104,671

Basic and diluted net loss per common
share                                  ($     0.74)
                                       ===========

Pro forma basic and diluted net loss
  per common share                                   ($     0.21)  ($     1.03)
                                                     ===========    ===========



(1) Effective with the closing of the Company's initial public offering of common stock, redeemable convertible preferred stock converted into shares of common stock. Accordingly, the equivalent number of weighted average common shares that would have been outstanding during each period presented have been included as outstanding.

(2) Common stock equivalents representing potential issuances of 1,116,246 shares for the year ended December 31, 1997; 1,103,618 for the year ended December 31, 1996; and 848,115 shares for the year ended December 31, 1995 have been excluded as their effect would be antidilutive.